Exhibit 99.1

THE SIMPLICITY OF THE SPECTRUMTM MEETS THE SOPHISTICATION OF SOFTGELS

June 18, 2018

Smiths Falls, ON – Spectrum Cannabis (“Spectrum Cannabis”), the global medical subsidiary of Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX:WEED, NYSE:CGC) is proud to announce the introduction of convenient, colour-coded Softgels to its product line in Canada. These innovative new products, available today, provide patients and healthcare professionals with a consistent dosing format for ingestible medical cannabis, supporting simplified dosing and a simplified conversation between patients and their healthcare practitioners.

It is Medical Cannabis. Simplified.TM

“Launching Spectrum Cannabis Softgels embodies our ongoing commitment to medical customers. Spectrum Cannabis will continue to offer the best products available with a focus on innovative, easy-to-dose and understand options,” said Mark Zekulin, President, Canopy Growth. “Delivering these new, extract based Softgels is another success as we focus on providing solutions for the patients who depend on medical cannabis and the healthcare professionals who prescribe it.”

Each coloured Softgel aligns to the broader Spectrum Cannabis offering and contains a different ratio of THC and CBD to give patients clear options while also supporting healthcare professionals’ ability to make consistent treatment recommendations.

The newly introduced Spectrum Softgels are the latest cannabis extract product introduced by the Company and reflect the growing desire for easy to use, medical cannabis products that go beyond whole-flower. As the clinical work of Canopy Health Innovations accelerates, value-add Spectrum Cannabis products will form the backbone of the Company’s ambitious global clinical research framework.

Spectrum Softgels are produced to exacting standards in the Smiths Falls GMP-1 certified production campus. Thanks to investments in industrial-scale facilities, customers and healthcare professionals can choose Spectrum Cannabis with the confidence that access won’t be restrained by inadequate supply.

Knowing that product availability continues to be a challenge in the cannabis industry in Canada, and to back up its commitment to medical patients in the lead-up to recreational legalization, the Company is committing to its customers that Spectrum Cannabis Softgels and oils will always be in stock moving forward.

Launching Spectrum Cannabis Softgels builds on the recent announcement that upon the passing of the Cannabis Act, the Company will absorb the proposed excise tax on all Spectrum Cannabis products sold in Canada, including our new Softgels offering. On top of this, all Spectrum Cannabis dried flower products will be priced at $8.50 per gram or less and, as always, Spectrum Cannabis products in Canada are eligible for our industry-first Compassionate Pricing Program that helps those on limited incomes afford their medicine.

Spectrum Cannabis: Medical Cannabis. Simplified.TM

Contacts:

SpectrumCannabis.com

@SpectrumCann

Exhibit 99.1

Media Relations

Caitlin O’Hara

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@canopygrowth.com

About Spectrum Cannabis

Spectrum Cannabis, a wholly-owned subsidiary of Canopy Growth, is dedicated to simplifying medical cannabis for patients and healthcare practitioners. Spectrum Cannabis is an international medical business which interfaces with healthcare professionals and patients around the world. Founded in Canada, Spectrum Cannabis operates in Australia, South America, Africa and across Europe. Spectrum Cannabis products are available in a wide range of potencies and formats designed to simplify the dialogue around strength and dosage by applying a colour-coded Spectrum to categorize medical cannabis according to THC and CBD levels. Its product lineup includes whole flower cannabis, oils and new innovations such as Softgels. Through product simplification, easy dosing formats, its Compassionate Pricing Program, in addition to ongoing education of healthcare professionals, Spectrum is committed to improving the lives of medical cannabis patients around the globe.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in nine countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis. Through its partly owned subsidiary, Canopy Health Innovations, Canopy Growth has invested millions of dollars toward cutting edge, commercializable research and IP development. Through its partly owned subsidiary Canopy Rivers Corporation, the Company provides resources and investment to new market entrants in order to build a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com

SpectrumCannabis.com

@SpectrumCann

Exhibit 99.1

Forward Looking Statement

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include: “convenient and precise dosage for patients”, “give patients clear options while also supporting healthcare professionals ability to make consistent treatment recommendations”, "reflect the growing desire for easy to use, medical cannabis products that offer an alternative to inhalation." Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including availability and distribution of product, and such risks contained in the Company’s annual information form dated June 28, 2017 and filed with Canadian securities regulators available on the Company’s issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SpectrumCannabis.com

@SpectrumCann